July 12, 2024

VIA EDGAR

U.S. Securities and Exchange Commission,

Division of Corporation Finance,

Office of Real Estate & Construction

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	CONX Corp.
Registration Statement on Form S-1
Filed May 29, 2024
File No. 333-279770

Ladies and Gentlemen:

On behalf of our client, CONX Corp. (the “Company”), we are filing this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in a letter, dated June 26, 2024, with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on May 29, 2024.

The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following each comment. Capitalized terms used but not defined herein have the meanings given to such terms in the Registration Statement.

Form S-1 filed May 29, 2024 Cover Page

1.	Please revise to highlight that the private warrants may be exercised on a cashless basis as long as they are held by the Sponsor or its permitted transferees and thus the private warrant holders could also experience a positive rate of return even if there is a decline in the trading price. Please also revise to highlight the significant number of common shares being registered in this offering as compared to the limited public float of the company, so investors can clearly understand the potential significant dilution relating to the issuance of these shares.

Response: The Company acknowledges the Staff’s comment and has updated the disclosure on the cover page and pages i, 20 and 57 in Amendment No. 1.

Risk Factors, page 6

2.	Please revise the risk factor on page 14 to highlight the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A common stock, including the common stock underlying the public and private warrants. To illustrate this risk, disclose the purchase price of the private placement warrants, and the percentage that the shares being registered in this offering currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response: The Company acknowledges the Staff’s comment and has updated the disclosure on page 17 in Amendment No. 1. The Company notes that as disclosed on page 19, the closing price of the Company’s Class A Common Stock on July 11, 2024, was $5.00, which is below the exercise price of $11.50 for the Warrants.

Business, page 36

3.	We note that your Equity Forward Transaction provides the company may redeem the preferred stock in whole or in part, at the option of the company, at the price Mr. Ergen paid for the securities and that Mr. Ergen controls the company. Please highlight this throughout the prospectus. In addition, revise to discuss the risks that this agreement may pose to other holders if the company is required to buy back the shares of preferred stock as described therein. For example, discuss how such purchases would impact the cash you have available for other purposes and to execute your business strategy. Lastly, please revise disclosure relating to liquidity as necessary.

Response: The Company acknowledges the Staff’s comment and has updated the disclosure on pages 2, 3, 10, 36, 38 and 42 in Amendment No. 1.

General

4.	Revise your prospectus to disclose the price that the Sponsor paid for the private placement warrants and the ability to exercise on a cashless basis, and that the selling securityholder paid for the shares being registered for resale. Highlight any differences in the current trading price, the prices that these shareholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor and the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the Sponsor and selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure throughout the Registration Statement, accordingly, including on the cover page and page 17 and in accordance with certain other comments contained in the Staff’s letter as indicated above.

Please contact me at (212) 558-3287 or schollmeyerm@sullcrom.com if you have any questions or require any additional information in connection with this letter or the Registration Statement.

Sincerely,

/s/ Mario Schollmeyer
Mario Schollmeyer